FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of March, 2004

             (Indicate by check mark whether the registrant files or
        will file annual reports under cover of Form 20-F or Form 40-F.)
                     Form 20-F __X__      Form 40-F _____

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
                         Yes ____           No __X__

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                       N/A

                        Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                               Beijing, 100031 PRC

This Form 6-K consists of:

         An announcement on the Proposed Amendments to the Articles of Association, Bonus Issue of Shares and Capital Conversion Plan, made on March 31, 2004, in English by Huaneng Power International Inc.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and the form of proxy previously sent to shareholders to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

_______________________________________________________________________________




                                [GRAPHIC OMITTED]

 (A Sino-foreign joint stock limited company incorporated in the People's Republic of China)







               PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION,
                              BONUS ISSUE OF SHARES
                                       AND
                             CAPITAL CONVERSION PLAN


_______________________________________________________________________________

A notice convening an Annual General Meeting of the Company to be held at 9:00 a.m. on 11th May, 2004 at Beijing International Convention Centre at No.8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China is set out on pages 18 to 21 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the form of proxy previously sent to shareholder in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for holding such meeting.

Completion and return of the form of proxy shall not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.
                                                              31st March, 2004

                                    CONTENTS

                                                                       Page

Definitions...............................................................1

Expected Timetable........................................................3

Letter from the Board.....................................................4

Appendix - Proposed Amendments to Articles of
Association...............................................................9

Notice of 2003 Annual General Meeting....................................18

                                   DEFINITIONS

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:


"A Shares"                              the Company's domestically listed
                                        shares traded in RMB, with a nominal
                                        value of RMB1.00 each, which are
                                        listed on the Shanghai Stock Exchange

"AGM" the annual general meeting of the Company to be held on 11th May, 2004 at 9:00 a.m. for the shareholders of the Company to consider and to approve the resolutions set out in the notice of the AGM

"American Depository Shares"            American depository share(s) of the
                                        Company, each representing ownership
                                        of 40 H shares, which are listed on
                                        the New York Stock Exchange

"Board"                                 the board of directors of the Company

"Bonus Issue"                           proposed bonus issue of Bonus Shares
                                        to the Shareholders whose names appear
                                        on the register of members of the
                                        Company at the close of business on
                                        Record Date on the basis of 5 Bonus
                                        Shares for every 10 existing ordinary
                                        shares of the Company held on that day

"Bonus Shares"                          new Shares to be issued pursuant to
                                        the Bonus Issue

"Bonus H Shares"                        new H Shares to be issued pursuant to
                                        the Bonus Issue

"Capital Conversion Plan"               the proposed conversion of the
                                        Company's additional paid-in capital
                                        and surplus reserve fund into ordinary
                                        shares of the Company by issuing five
                                        new shares for every 10 existing
                                        ordinary shares to the Shareholders

"CCASS" the Central Clearing and Settlement System established and operated by HKSCC

"Company"                               Huaneng Power International, Inc.

"Conversion Shares"                     new Shares to be issued pursuant to the
                                        Capital Conversion Plan

"Conversion H Shares"                   new H Shares to be issued pursuant to
                                        the Capital Conversion Plan

"Directors"                             the directors of the Company

"H Shares"                              overseas listed foreign invested
                                        shares in the Company's share capital,
                                        with a nominal value of RMB1.00 each,
                                        which are listed on the Stock Exchange

"HKSCC"                                 Hong Kong Securities Clearing Company
                                        Limited

"Hong Kong"                             the Hong Kong Special Administrative
                                        Region of the People's Republic of
                                        China

"Latest Practicable Date"               31st March, 2004

"Listing Rules"                         Rules Governing the Listing of
                                        Securities on The Stock Exchange of
                                        Hong Kong Limited (as amended from
                                        time to time)

"New York Stock Exchange"               New York Stock Exchange, Inc.

"PRC"                                   the People's Republic of China

"Proposed Amendments to Articles"       the proposed amendments to the
                                        Articles of Association of the Company
                                        as set out in appendix to this
                                        circular

"Record  Date"                          16th April, 2004, being the record
                                        date by reference to which
                                        entitlements to the Bonus Issue and
                                        Capital Conversion Plan will be
                                        determined

RMB"                                    Renminbi, the lawful currency of PRC

"Share(s)"                              ordinary share (including H shares, A
                                        shares and non-listed domestic shares
                                        of the Company) of RMB1.00 each in the
                                        issued share capital of the Company

"Shareholders"                          holders of Shares

"Stock Exchange"                        The Stock Exchange of Hong Kong Limited



                                    EXPECTED TIMETABLE

                                                                                                 2004

Last day for trading in H Shares cum entitlements to the
   Bonus H Shares and Conversion H Shares...................................................6th April

First day of trading in H Shares ex entitlements to the
   Bonus H Shares and Conversion H Shares...................................................7th April

Latest time for lodging transfers of H Shares to qualify
   for entitlements to the Bonus H Shares and Conversion H Shares ...............4:00 p.m., 8th April

Closure of register of members
   From....................................................................................11th April

   To........................................................................................10th May

Latest time for lodging proxy forms for the AGM...................................9:00 a.m., 10th May

Record Date for entitlements to the
   Bonus Shares and Conversion Shares......................................................16th April

AGM...............................................................................9:00 a.m., 11th May

Register of members reopens..................................................................11th May

Despatch of share certificates for the
   Bonus H Shares and Conversion H Shares on or before......................................21st May

First day of dealings in the Bonus H Shares and Conversion H Shares.........................24th May


                             LETTER FROM THE BOARD

                              [GRAPHIC OMITTED]

        (A Sino-foreign joint stock limited company incorporated in the
                         People's Republic of China)

Directors:                                      Legal Address:

Li Xiaopeng                                     West Wing, Building C,
Wang Xiaosong                                   Tianyin Mansion,
Ye Daji                                         No. 2C Fuxingmennan Street,
Huang Jinkai                                    Xicheng District,
Liu Jinlong                                     Beijing 100031,
Shan Qunying                                    People's Republic of China.
Yang Shengming
Xu Zujian

Independent Directors:
Gao Zongze
Zheng Jianchao
Qian Zhongwei
Xia Donglin                                     31st March, 2004


To the Shareholders

Dear Sir or Madam,

              PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION,
               BONUS ISSUE OF SHARES AND CAPITAL CONVERSION PLAN

BACKGROUND

As stated in the announcement of results for 2003 made by the Company on 16th March, 2004, the Board recommended that the Company would propose a Bonus Issue to Shareholders whose names appear in the register of members of the Company on the Record Date on the basis of 5 Bonus Shares for every 10 existing Shares then held and a further issue of new shares to the shareholders by conversion of additional paid-in capital and surplus reserve fund on the basis of 5 new shares for every 10 existing Shares. The Board further proposed to amend the Company's Articles of Association to meet the new requirements of the Listing Rules and as required by China Securities Regulatory Commission. The aforesaid proposals are subject to the conditions respectively set out in the circular.

The purpose of this circular is to give you further details of the proposed amendments to Articles of Association, proposed Bonus Issue and Capital Conversion Plan, and to seek your approval at the AGM in connection with such matters.

BONUS ISSUE OF SHARES

Having been audited by PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd. and PricewaterhouseCoopers, the Company's net profit under the PRC GAAP, International Financial Reporting Standards and US GAAP were Rmb5,457,142,551, Rmb5,430,407,607 and Rmb5,470,041,000 respectively. 10% and 7.5% of the net profit for year 2003 of the Company under the PRC GAAP (Rmb5,457,142,551) should be appropriated to the statutory surplus reserve fund and the statutory public welfare fund respectively, amounting to a total of Rmb954,999,946. No appropriation will be made to discretionary surplus reserve fund. According to the Articles of Association of the Company, dividends for distribution by the Company will be based on the lowest of the amounts determined in accordance with the aforesaid standards. The amount of the profit attributable to Shareholders was Rmb4,475,407,661. As at 31st December, 2003, the accumulated profit attributable to shareholders was Rmb10,967,358,000. The distribution of profit for year 2003 by the Company should be based on the total issued share capital of 6,027,671,200 shares of the Company, and the Company would make a distribution of cash dividends to all shareholders on the basis of Rmb5 (including tax) together with five bonus shares for each 10 Shares of the Company. It is estimated that the total amount of dividends and bonus shares to be paid from the profit attributable to Shareholders as at 31st December, 2003 would be Rmb6,027,671,200. The remaining Rmb4,939,686,800 would be reserved for future distribution. The Bonus Shares will rank pari passu in all respects with the existing Shares, save and except that holders of the Bonus Shares will not be entitled to the Bonus Issue. No fractional Shares shall be issued and distributed as aforesaid and Shares representing fractional entitlements will be aggregated and sold for the benefit of the Company.

The exact total number of Bonus Shares to be issued under the Bonus Issue will not be capable of determination until the Record Date. Based on the number of Shares in issue on the Latest Practicable Date, which were 6,027,671,200 Shares, and on assumption that there will be no further Shares issued and/or purchased by the Company on or before the Record Date, the total number of Bonus Shares to be issued will be 3,013,835,600. It is proposed that the Directors be authorized to capitalize the sums of approximately Rmb3,013,835,600, being amounts standing to the credit of the retained profits of the Company and apply such sum in paying up in full the Bonus Shares.

A special resolution set out as resolution No.6 in the AGM Notice will be proposed at the AGM to approve the Bonus Issue.

Conditions of the Bonus Issue

The proposed Bonus Issue is conditional upon the following:

(i) the passing of the special resolution to approve the Bonus Issue at the AGM; and

(ii) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Bonus H Shares.

CAPITAL CONVERSION PLAN

As at 31st December, 2003, the Company's additional paid-in capital and surplus reserve fund under the PRC GAAP were Rmb10,403,229,361 and 4,374,668,188 respectively. On the basis that the Company's total issued share capital being 6,027,671,200 Shares as at the year end of 2003, the Company will issue additional new shares on the basis of five new shares for every 10 existing Shares to its shareholders by conversion of reserve fund (three of which from additional paid-in capital and two from surplus reserve fund). The Conversion Shares will rank pari passu in all respects with the existing Shares, save and except that holders of the Conversion Shares will not be entitled to the Conversion Shares. No fractional Shares shall be issued and distributed as aforesaid and Shares representing fractional entitlements will be aggregated and sold for the benefit of the Company.

The exact total number of Conversion Shares to be issued under the Capital Conversion Plan will not be capable of determination until the Record Date. Based on the number of Shares in issue, on the Latest Practicable Date, which were 6,027,671,200 Shares, and on assumption that there will be no further shares issued and/or purchased by the Company on or before the Record Date, the total number of Conversion Shares to be issued will be 3,013,835,600. It is proposed that the Directors be authorized to capitalize the sums of approximately RMB3,013,835,600, being amounts standing to the credit of the reserve fund of the Company (three-fifth from additional paid-in capital and two-fifth from surplus reserve fund) and apply such sum in paying up in full the Conversion Shares.

A special resolution set out as resolution No. 7 in the AGM Notice will be proposed at the AGM to approve the Capital Conversion Plan.

Conditions of the Capital Conversion Plan

The proposed Capital Conversion Plan is conditional upon the following:

(i) the passing of the special resolution to approve the Capital Conversion Plan at the AGM; and

(ii) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Conversion Shares.

Reasons for the Proposed Bonus Issue and Capital Conversion Plan

The Bonus Issue and Capital Conversion Plan will allow the Shareholders to participate in the growth of the Company by way of capitalization of the reserve fund and a portion of the retained profits of the Company. In addition, it will provide the Company with a wider capital base and therefore increase the marketability of the Shares.

Closure of Register of Members

The register of members of the Company will be closed from 11th April, 2004 to 10th May, 2004 (both days inclusive) during which period no transfer of Shares will be effected. In order to qualify for the Bonus H Shares and Conversion H Shares, Shareholders whose H Shares are not registered in their names should complete and lodge instruments of transfer for the H Shares together with the certificates for their H Shares with the Company's share registrar for H Shares in Hong Kong, Computershare Hong Kong Investor Services Limited at 1901-5, 19/F., Hopewell Centre, 183 Queen's Road East, Hong Kong; and in each case by no later than 4:00 p.m. on 8th April, 2004.

Listing and Dealings

The H shares of the Company are listed on the Stock Exchange while the Compny's A shares are listed on the Shanghai Stock Exchange. The Company's Amercian Depository Shares (each representing ownership of 40 H shares) are listed on New York Stock Exchange.

Application has been made to the Listing Committee of the Stock Exchange for listing of, and permission to deal in, the Bonus H Shares and Conversion H Shares. Subject to the satisfaction of the conditions as set out in this circular (including but not limited to the granting of the aforesaid approval by the Stock Exchange), the Bonus H Shares and Conversion H Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS. All necessary arrangements will be made for the Bonus H Shares and Conversion H Shares to be admitted into CCASS. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

It is expected that certificates for the Bonus H Shares and Conversion H Shares will be posted to those entitled thereto at their own risk on or before 21st May, 2004. In the case of joint shareholdings, the certificates for the Bonus H Shares and Conversion H Shares will be posted to the address of the first named member on the register of members of the Company in respect of such joint holding.

Dealings in the Bonus H Shares and Conversion H Shares, which are expected to commence on 24th May, 2004 will be subject to Hong Kong stamp duty.

PROPOSED AMENDMENT TO ARTICLES OF ASSOCIATION

The Company proposes to make certain amendments to its Articles of Association in accordance with the relevant new requirements under the Listing Rules as announced by the Stock Exchange on 30th January, 2004 and other requirements of China Securities Regulatory Commission. According to the Articles of Association and the relevant laws and regulations, the Proposed Amendments to the Articles are subject to the approval of the shareholders of the Company by way of special resolution at the AGM.

The Board believes that the Proposed Amendments to Articles do not cause any substantive changes to the content of the original Articles of Association in terms of their adherence to the "Mandatory Provisions for Companies Listed Overseas" ("Mandatory Provisions") issued on 27th August, 1994 by the then State Council Securities Comission and the State Commission for Restructuring Economic System. Therefore, both the Directors of the Company and the Company's PRC legal advisor confirm that the amended Articles of Association will still satisfy the requirements of the Mandatory Provisions.

RECOMMENDATION

The Directors consider that the Proposed Amendments to Articles contained in appendix to this circular, the Bonus Issue and Capital Conversion Plan are in the best interests of the Company and its shareholders and accordingly recommend the shareholders to vote in favour of the resolutions which will be proposed at the AGM.

THE AGM

The AGM will be convened at 9:00 a.m. on 11th May, 2004 at Beijing International Convention Centre at No.8 Beichen East Road, Chaoyang District, Beijing, PRC. Notice of the AGM is set out on pages 18 to 21 in this circular.

A reply slip and a form of proxy for use in connection with the AGM have been sent out on 26th March, 2004. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon to the registered office of the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xichang District, Beijing, PRC as soon as possible but in any event by 20th April, 2004. The form of proxy should be completed and returned to the Company's H Share Registrar, Hong Kong Registrars Limited, at Rooms 1901-05, 19/F., Hopewell Centre, 183 Queen's Road East, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the AGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.


                                                    Yours faithfully,
                                                  For and on behalf of
                                            Huaneng Power International, Inc.
                                                      Wang Xiaosong
                                                      Vice Chairman

APPENDIX PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

1.    The original Article 15 which provides that:

"Upon the establishment of the Company and with the approval of the examination and approval departments authorized by the State Council, the aggregate amount of the ordinary shares to be issued by the Company shall equal 5 billion shares,
3.75 billion of which shall be issued to the promoters (domestic shares), constituting 75% (seventy-five percent) of the total number of ordinary shares.

1.25 billion of the ordinary shares issued after the establishment of the Company shall be overseas listed foreign shares and shall constitute 25% (twenty-five percent) of the ordinary shares.

After passed by a special resolution in a general meeting of shareholders and approved by the relevant departments of the Chinese government, the Company had completed the issuing and placing of 250 million overseas listed foreign shares and 400 million domestic shares on 4 March 1998. The stock structure after the above issuing and placing shall be as follows: 5.65 billion ordinary shares, of which 4.15 billion shares are owned by shareholders of domestic shares, accounting for around 73.45% of the total ordinary shares; and 1.5 billion overseas listed shares, accounting for around 26.55% of the total ordinary shares.

After passed by a special resolution in a general meeting of shareholders and approved by the relevant departments of the Chinese government, the Company had completed the issuing and placing of 350 million domestic shares in 2001, of which 250 million shares are domestic listed shares and 100 million shares are domestic non-listed shares.

After the above capitalisation issue and right issue, the stock structure of the Company shall be: 6 billion ordinary shares, of which 250 million shares are owned by shareholders of listed domestic shares, accounting for around 4.17% of the total share capital of the Company; other shareholders of domestic shares own 4.25 billion shares, accounting for 70.83% of the total share capital of the Company; and shareholders of overseas listed shares own 1.5 billion shares, accounting for around 25% of the total share capital of the Company."

is hereby amended as follows:

"Upon the establishment of the Company and with the approval of the examination and approval departments authorized by the State Council, the aggregate amount of the ordinary shares to be issued by the Company shall equal 5 billion shares,
3.75 billion of which shall be issued to the promoters (domestic shares), constituting 75% (seventy-five percent) of the total number of ordinary shares.

1.25 billion of the ordinary shares issued after the establishment of the Company shall be overseas listed foreign shares and shall constitute 25% (twenty-five percent) of the ordinary shares.

After passed by a special resolution in a general meeting of shareholders and approved by the relevant departments of the Chinese government, the Company had completed the issuing and placing of 250 million overseas listed foreign shares and 400 million domestic shares on 4 March 1998. The stock structure after the above issuing and placing shall be as follows: 5.65 billion ordinary shares, of which 4.15 billion shares are owned by shareholders of domestic shares, accounting for around 73.45% of the total ordinary shares; and 1.5 billion overseas listed shares, accounting for around 26.55% of the total ordinary shares.

After passed by a special resolution in a general meeting of shareholders and approved by the relevant departments of the Chinese government, the Company had completed the issuing and placing of 350 million domestic shares in 2001, of which 250 million shares are domestic listed shares and 100 million shares are domestic non-listed shares.

After passed by a special resolution in the 2003 Shareholders' Annual General Meeting, the Company may distribute profits to the shareholders by bonus shares, totalling 3,013,835,600 shares, and increase the registered share capital by injecting retirement fund, and distribute 3,013,835,600 bonus shares to the shareholders.

The share captial structure should be: 12,055,342,400 ordinary shares, of which 500 million shares are owned by shareholders of listed domestic shares, accounting for around 4.15% of the total share capital of the Company; other shareholders of domestic shares own 8.5 billion shares, accounting for 70.51% of the total share capital of the Company; and shareholders of overseas listed shares own 3,055,342,400 shares, accounting for around 25.34% of the total share capital of the Company."

2.    The original Article 19 which provides that:

"The Company's initial registered capital shall be Rmb6 billion.

Pursuant to Article 16 of these Articles of Association, the Company shall, from time to time, after issuing new overseas listed foreign shares, increases the amount of registered capital to a maximum of Rmb6.4 billion. The exact number should be amended in accord with the final actual number of Convertible Notes converted into the Company's new overseas listed foreign shares."

is hereby amended as follows:

"The registered share capital of the Company is Rmb12,055,342,400.

The exact number shall be amended in accord with the actual number of the newly issued overseas listed shares issued from time to time in accordance with
Article 16 of these Articles of Association."

3.    The original Article 49 which provides that:

"The shareholders' meetings exercise the following powers:

(1)   to decide on the Company's operational policies and investment plans;

(2) to elect and replace directors and decide on matters relating to the remuneration of directors;

(3) to elect and replace supervisors who are representatives of the shareholders and decide on matters relating to the remuneration of supervisors;

(4)   to examine and approve reports of the Board of Directors;

(5)   to examine and approve reports of the supervisory committee;

(6) to examine and approve the Company's proposed annual financial budget and final accounts;

(7) to examine and approve the Company's profit distribution plan and plan for recovery of losses;

(8)   to decide on increases or reductions of the Company's registered capital;

(9) to decide on issues such as merger, division, dissolution and liquidation of the Company and other matters;

(10)  to decide on the issue of bonds by the Company;

(11) to decide on the appointment, dismissal or termination of appointment of auditors;

(12)  to amend the Articles of Association of the Company;

(13) to review proposals of shareholders holding shares with five percent (5a) or more of the total voting rights of the Company;

(14) to resolve other matters of the Company as required to be resolved in shareholders' meetings in accordance with these Articles of Association of the Company or laws or administrative regulations; and

(15) other matters that should be resoluted by shareholders' meetings under the laws, administrative regulations and these Articles of Association of the Company.

In relation to matters that should be resoluted by shareholders' meetings under the laws, administrative regulations and these Articles of Association of the Company, they must be decided by shareholders' meetings, in order to protect the decision power of shareholders of the Company. Under necessary and reasonable circumstances, in relation to matters which cannot be decided immediately in shareholders' meetings, shareholders' meetings can authorise the Board of Directors to decide within the power of such authorisation. In relation to authorisation by shareholders' meeting to the Board of Directors, if the authorised matter is an ordinary resolution matter, it shall be resoluted by one-half of shareholding owned by attending shareholders (including proxies); if the authorised matter is a special resolution matter, it shall be resoluted by two-thirds of shareholding owned by attending shareholders (including proxies). The content of the authorisation must be concise and precise."

is hereby amended as follows:

"The shareholders' meetings exercise the following powers:

(1)   to decide on the Company's operational policies and investment plans;

(2) to elect and replace directors and decide on matters relating to the remuneration of directors;

(3) to elect and replace supervisors who are representatives of the shareholders and decide on matters relating to the remuneration of supervisors;

(4)   to examine and approve reports of the Board of Directors;

(5)   to examine and approve reports of the supervisory committee;

(6) to examine and approve the Company's proposed annual financial budget and final accounts;

(7) to examine and approve the Company's profit distribution plan and plan for recovery of losses;

(8)   to decide on increases or reductions of the Company's registered capital;

(9) to decide on issues such as merger, division, dissolution and liquidation of the Company and other matters;

(10)  to decide on the issue of bonds by the Company;

(11) to decide on the appointment, dismissal or termination of appointment of auditors;

(12)  to amend the Articles of Association of the Company;

(13) to review proposals of shareholders holding shares with five percent (5a) or more of the total voting rights of the Company;

(14) to resolve other matters of the Company as required to be resolved in shareholders' meetings in accordance with these Articles of Association of the Company or laws or administrative regulations;

(15) under the stipulations of the relevant law and these Articles of Association of the Company, to decide on guarantee provided by the Company (that is, guarantee outside the scope of Article 93); and

(16) other matters that should be resoluted by shareholders' meetings under the laws, administrative regulations and these Articles of Association of the Company.

In relation to matters that should be resoluted by shareholders' meetings under the laws, administrative regulations and these Articles of Association of the Company, they must be decided by shareholders' meetings, in order to protect the decision power of shareholders of the Company. Under necessary and reasonable circumstances, in relation to matters which cannot be decided immediately in shareholders' meetings, shareholders' meetings can authorise the Board of Directors to decide within the power of such authorisation.

In relation to authorisation by shareholders' meeting to the Board of Directors, if the authorised matter is an ordinary resolution matter, it shall be resoluted by one-half of shareholding owned by attending shareholders (including proxies); if the authorised matter is a special resolution matter, it shall be resoluted by two-thirds of shareholding owned by attending shareholders (including proxies). The content of the authorisation must be concise and precise."

4.    The original Article 64 which provides that:

"Shareholders (including proxies) voting at a shareholders' general meeting shall exercise their voting rights according to their number of shares carrying voting rights, and each share has one vote."

is hereby amended as follows:

"Shareholders (including proxies) voting at a shareholders' general meeting shall exercise their voting rights according to their number of shares carrying voting rights, and each share has one vote. If any shareholder is, under the listing rules of the respective stock exchanges where the Company's shares have been listed, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cost by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

5.    The original Article 86 which provides that:

"Directors shall be elected by shareholders at shareholders' general meetings. The term of the office of the directors shall not be more than three years. Directors may be re-elected after the expiration of their term.

A person nominated for election as a director, unless he is a Director whose term is complete (or he has been selected by the Board of Directors) shall give notice in writing to the Company's shareholders of his intentions and of his willingness to be elected at least seven (7) days before the date of such shareholders' general meeting.

The Chairman and Vice-Chairman shall be elected and removed by more than one-half of the total number of directors. The Chairman and Vice-Chairman have three (3) year terms and may be re-elected after the expiration of their terms.

The shareholders' general meeting may, by ordinary resolution, remove any director before the expiration of this term of office (but without prejudice to such director's right to claim damages based on any contract) on the condition that all the relevant laws and administrative regulations are fully complied with.

A director is not required to hold shares in the Company."

is hereby amended as follows:

"Directors shall be elected by shareholders at shareholders' general meetings. The term of the office of the directors shall not be more than three years. Directors may be re-elected after the expiration of their term.

A person nominated for election as a director, unless he is a Director whose term is complete (or he has been selected by the Board of Directors) shall give notice in writing to the Company's shareholders of his intentions and of his willingness to be elected at least seven (7) days and that the period for lodgment of such Notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.

The Chairman and Vice-Chairman shall be elected and removed by more than one-half of the total number of directors. The Chairman and Vice-Chairman have three (3) year terms and may be re-elected after the expiration of their terms.

The shareholders' general meeting may, by ordinary resolution, remove any director before the expiration of this term of office (but without prejudice to such director's right to claim damages based on any contract) on the condition that all the relevant laws and administrative regulations are fully complied with.

A director is not required to hold shares in the Company."

6.    The original Article 91 which provides that:

"The Board of Directors should be responsible to the shareholder's general meeting and shall exercise the following powers:

(1) to be responsible for convening shareholders' general meetings and reporting its work to the shareholders' general meeting;

(2)   to implement the resolutions of shareholders' general meetings;

(3) to decide on the Company's business operating plans and investment proposals;

(4) to formulate the Company's proposed annual financial budget and final accounts:

(5) to formulate the Company's profit distribution plan and plan for recovery of losses;

(6) to formulate proposals for increases in or reductions of the Company's registered capital and the issuance of corporate bonds;

(7)   to prepare plans for the merger, division or distribution of the Company;

(8) to decide on the establishment of the Company's internal management structure;

(9) to appoint or dismiss the Company's general management, and according to the general manager's nomination, to appoint or dismiss the deputy general manager and financial officer of the Company and to decide on their remuneration;

(10)  to formulate the Company's basic management systems;

(11) to formulate the proposals for amendments of the Company's Articles of Association;

(12) to formulate the proposals for amendments of the rules for shareholders' general meetings; and

(13) other powers given by the Articles or authorised by the shareholders' general meetings.

Except for the matters in paragraphs (6), (7), and (11) which require the consent of at least two-thirds of all the directors; the other matters may be decided upon by at least one-half of all the directors.

When the Board of Directors is not meeting, as entrusted by the Board of Directors, the Chairman and Vice-Chairman are permitted to exercise jointly part of the powers of the Board of Directors, including:

(1) to approve the establishment or cancelling of plans for development and construction projects;

(2) to approve the general manager's plans for the appointment and transfer of department managers of the Company and assignment of agency managers;

(3)   to approve plans for using a significant amount of capital; and

(4)   to approve other major issues."

is hereby amended as follows:

"The Board of Directors should be responsible to the shareholder's general meeting and shall exercise the following powers:

(1) to be responsible for convening shareholders' general meetings and reporting its work to the shareholders' general meeting;

(2)   to implement the resolutions of shareholders' general meetings;

(3) to decide on the Company's business operating plans and investment proposals;

(4) to formulate the Company's proposed annual financial budget and final accounts:

(5) to formulate the Company's profit distribution plan and plan for recovery of losses;

(6) to formulate proposals for increases in or reductions of the Company's registered capital and the issuance of corporate bonds;

(7)   to prepare plans for the merger, division or distribution of the Company;

(8) to decide on the establishment of the Company's internal management structure;

(9) to appoint or dismiss the Company's general management, and according to the general manager's nomination, to appoint or dismiss the deputy general manager and financial officer of the Company and to decide on their remuneration;

(10)  to formulate the Company's basic management systems;

(11) to formulate the proposals for amendments of the Company's Articles of Association;

(12) to formulate the proposals for amendments of the rules for shareholders' general meetings.

(13) subject to the relevant law and the authorised power of these Articles of Association of the Company, to decide on guarantee provided by the Company;

(14) other powers given by the Articles or authorised by the shareholders' general meetings.

Except for the matters in paragraphs (6), (7), (11) and (13) which require the consent of at least two-thirds of all the directors; the other matters may be decided upon by at least one-half of all the directors.

When the Board of Directors is not meeting, as entrusted by the Board of Directors, the Chairman and Vice-Chairman are permitted to exercise jointly part of the powers of the Board of Directors, including:

(1) to approve the establishment or cancelling of plans for development and construction projects;

(2) to approve the general manager's plans for the appointment and transfer of department managers of the Company and assignment of agency managers;

(3)   to approve plans for using a significant amount of capital;

(4) subject to the relevant law and the authorised power of these Articles of Association of the Company, to decide on guarantee provided by the company; and

(5)   to approve other major issues."

7.    To add 2 new articles after the original Article 91, as Article 92 and
      Article 93, and to re-arrange the numbering of articles correspondingly after the amendments.
"Article 92 All members of the Board of Directors should prudently deal with and strictly control the credit risks created by guarantee. When considering whether to provide guarantee, the Board of Directors should follow the following principles

(1) to adopt equal, voluntary, fair, trusty and mutually beneficial principles when issuing guaranteefor the others;

(2) before deciding on providing guarantee for the others, the Board of Directors should fully understand the credit situation of the target of the guarantee and fully analysis the interests and the risks involved in the guarantee to the Company;

(3) only provide guarantee to enterprises with good credit record and with repayment ability; and

(4) abide the relevant laws and regulations, and is not allowed to provide guarantee to the target prohibited by law.

Article 93.. Subject to relevant law, the Board of Directors has the power to decide on guarantee provided by the Company, where the amount involved is within the range from 5% to 20% of the net assets of the Company under the latest consolidated accounts. The Chairman and the Vice Chairman have the power to decide on guarantee provided by the Company, where the amount involved is less than 5% of the net assets of the Company under the latest consolidated accounts." NOTICE OF 2003

                            ANNUAL GENERAL MEETING

                              [GRAPHIC OMITTED]

        (A Sino-foreign joint stock limited company incorporated in the
                         People's Republic of China)


                     NOTICE OF 2003 ANNUAL GENERAL MEETING


NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting of Huaneng Power International, Inc. (the "Company") will be held at 9:00 a.m. on Tuesday, 11th May, 2004 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China for the conduct of approving the following resolutions:

                              Ordinary Resolutions:

1. To consider and approve the working report from the Board of Directors of the Company for year 2003.

2. To consider and approve the working report from the Supervisory Committee of the Company for year 2003.

3. To consider and approve the audited financial statements of the Company for year 2003.

4. To consider and approve the proposal regarding the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd as the PRC auditors of the Company and PricewaterhouseCoopers as the Company's international auditors for 2004 with a total remuneration of US$1.58 million.

5. To consider and approve the proposal regarding the adjustment of the remuneration of independent directors. (Note 1)

                             Special Resolutions:

6. To consider and approve the profit distribution plan of the Company for year 2003. (Note 2)

7. To consider and approve the proposal regarding issue of new shares by conversion of the additional paid-in capital and the surplus reserve fund. (Note 3)

8. To consider and approve the proposed amendments to the Articles of Association. (Note 4)

                                                    By Order of the Board
                                                          Huang Long
                                                      Company Secretary

Beijing, the PRC
26th March, 2004

Notes:

1. (i) During the term of service, the Company shall pay to each independent director an annual allowance of Rmb60,000 (tax exclusive) by two instalments.

      (ii) The Company shall reimburse to the independent directors all their expenses (including travelling expenses and administrative expenses) reasonably incurred by them for the purpose of attending the meetings of board of directors and shareholders meetings and performing their duties as required by the relevant laws and under the Company's articles of association.

      (iii) Save and except for the above, the Company shall not provide any other benefits to the independent directors.

2. Having been audited by PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd. and PricewaterhouseCoopers, the Company's net profit under the PRC GAAP, International Financial Reporting Standards and US GAAP were Rmb5,457,142,551, Rmb5,430,407,607 and Rmb5,470,041,000 respectively.
      10% and 7.5% of the net profit for year 2003 of the Company under the PRC GAAP (Rmb5,457,142,551) should be appropriated to the statutory surplus reserve fund and the statutory public welfare fund respectively, amounting to a total of Rmb954,999,946. No appropriation will be made to discretionary surplus reserve fund. According to the articles of association of the Company, dividends for distribution by the Company will be based on the lowest of the amounts determined in accordance with the aforesaid standards. The amount of the profit attributable to shareholders was Rmb4,475,407,661. As at 31st December, 2003, the accumulated profit attributable to shareholders was Rmb10,967,358,000. The distribution of profit for year 2003 by the Company should be based on the total issued share capital of 6,027,671,200 shares of the Company, and the Company would make a distribution of cash dividends to all shareholders on the basis of Rmb5 (including tax) together with five bonus shares for each 10 shares of the Company. It is estimated that the total amount of dividends and bonus shares to be paid from the profit attributable to shareholders as at 31st December, 2003 would be Rmb6,027,671,200. The remaining Rmb4,939,686,800 would be reserved for future distribution.

3. As at 31st December, 2003, the Company's additional paid-in capital and surplus reserve fund under the PRC GAAP were Rmb10,403,229,361 and 4,374,668,188 respectively. On the basis that the Company's total issued share capital being 6,027,671,200 shares as at the year end of 2003, the Company will issue additional new shares on the basis of five new shares for every 10 existing ordinary shares to its shareholders by conversion of reserve fund (three of which from additional paid-in capital and two from surplus reserve fund).

4. Details will be set out in a circular of the Company to be issued before the end of March 2004 and are also available for inspection on the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

5.    Eligibility for attending the Annual General Meeting

Holders of the Company's H Shares whose names appear on the HK$ Dividend H Shares Register and/or the US$ Dividend H Shares Register maintained by Hong Kong Registrars Limited and holders of the Company's Domestic Shares whose names appear on the Domestic Shares Register maintained by the Company at the close of business on 16th April, 2003 are eligible to attend the Annual General Meeting and are entitled to receive cash dividends, bonus shares and new shares issued pursuant to the capital conversion plan.

6.    Proxy

(i) A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Computershare Hong Kong Investor Services Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

(iv) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

7.    Registration procedures for attending the Annual General Meeting

(i) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii) Holders of H Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company on or before 20th April, 2004.

(iii) Shareholders may send the reply slip to the Company in person, by post or by fax.

8.    Closure of H Share Register of Members

      The H share register of members of the Company will be closed from 11th April, 2004 to 10th May, 2004 (both days inclusive).

Due to Hong Kong public holidays the last trading day before the closure of H Share Register is 8th April, 2004.

9.    Other Businesses

(i) The Annual General Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii) The address of the Share Registrar for H Shares of the Company, Computershare Hong Kong Investor Services Limited, is at:

      1901-5
      19/F., Hopewell Centre
      183 Queen's Road East
      Hong Kong

(iii) The registered address of the Company is at:

      West Wing,
      Building C,
      Tianyin Mansion,
      2C Fuxingmennan Street,
      Xicheng District,
      Beijing 100031,
      The People's Republic of China

Telephone No.:  (+86)-10-66491999

Facsimile No.:  (+86)-10-66491888

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                                   HUANENG POWER INTERNATIONAL, INC.


                                   By  /s/ Wang Xiaosong
                                      --------------------------------------

                                   Name:  Wang Xiaosong
                                   Title: Vice Chairman

Date: March 31, 2004